Exhibit 99.1

Ontario selects Hydro One to build new priority transmission line between Sudbury and Barrie

The proposed transmission line will be developed in partnership with First Nations and support a stronger and more reliable north-south electricity grid

Barrie, ON, February 9, 2026 – Today, the Honourable Sam Oosterhoff, Associate Minister of Energy-Intensive Industries and the Honourable Stephen Lecce, Minister of Energy and Mines, announced that the government has directed the Ontario Energy Board to designate Hydro One Networks Inc. (Hydro One) to develop and construct a new priority transmission line between Sudbury and the Barrie area. The proposed priority project is a new single-circuit 500-kilovolt (kV) transmission line that will span approximately 300 kilometres from the Hanmer Transformer Station (TS) in Sudbury to the Essa TS near Barrie, including associated station facility expansions. The line is expected to be in service in 2032.

The designation of this project includes the direction to complete development work for a second new single-circuit 500-kV transmission line. This work will help support new generation opportunities in northern Ontario, strengthen reliability and prepare the system for future growth. A recommended in-service date for the second line will be determined by the Independent Electricity System Operator.

Through Hydro One’s First Nation Equity Partnership Model, proximate First Nations will have the opportunity to invest in a 50 per cent equity stake in the transmission line component of the project. Together, Hydro One and the proximate First Nations will collaborate on the planning, development and construction of the transmission line.

Quotes

“Ontario’s demand for electricity is increasing, faster than it has in decades. This line will allow us to connect to new sources of generation, unlock opportunities to add electricity capacity to the system and strengthen the backbone of the grid,” said David Lebeter, President and CEO, Hydro One. “In partnership with First Nations and communities, we will develop this project to reflect local knowledge and priorities, meet demand, power growth and support economic prosperity. We thank the government for its support as we continue to invest in a stronger, more secure Ontario and Canada.”

“Transmission investments are a crucial part of our plan to meet growing electricity demand across Ontario,” said the Hon. Sam Oosterhoff, Associate Minister of Energy-Intensive Industries. “These new transmission lines will deliver the power needed to support our people and our industries, and they will drive economic growth across northern Ontario for decades to come. We’re especially pleased to be moving ahead on this project in partnership with the ECFN, whose leadership will be critical to its success and will leave a lasting impact on Ontario’s energy grid.”

“With up to 40 new mines expected to start by 2033 alone, Ontario is building for the future by accelerating a critical transmission line that will energize the north and boost the economy,” said the Hon. Stephen Lecce, Minister of Energy and Mines. “Built in true partnership with First Nations, this new line will significantly increase power flow from the south to the north to improve quality of life and unlock responsible resource development across the north. As we navigate global uncertainty, Ontario’s plan is driving Canadian self reliance as we build using over 90 per cent made-in-Canada materials. Ontario’s Integrated Energy Plan expands the grid to boost reliability, add more capacity, and attract job creating investment to Ontario.”

“This milestone reflects the work Chippewas of Rama First Nation does each day to move our community forward in a good way,” said Chief Ted Williams, Chippewas of Rama First Nation. “The project helps unlock the power needed to support economic opportunities and long-term self-reliance for our Nation and the region, while contributing to Ontario’s broader energy needs. We will continue to work with Hydro One as the project moves ahead to ensure it delivers lasting benefits for our members and our neighbours.”

“The 11-member Energy Corridor First Nations recognize that the Sudbury to Barrie transmission corridor must be reinforced to meet future energy needs and support a strong, thriving Ontario. In anticipation of today’s announcement we proposed a new strategy to the Minister of Energy for ensuring that the new Sudbury to Barrie transmission lines will be completed expeditiously and in a manner that is consistent with our inherent rights, our deep responsibility to the land, and our rightful role in shaping the economic future of our territories,” said Chief Adam Pawis, Shawanaga First Nation. “That dialogue resulted in a precedent-setting Memorandum of Understanding between the Ministry and the Energy Corridor First Nations, designed to provide guidance to Hydro One Networks on how to engage with and work along side our member First Nations in the planning, design, construction, ownership and operation of this major transmission project. The Energy Corridor First Nations congratulate Hydro One on designation as project developer. We look forward to working with Hydro One as together we jointly contribute to an energy future that is stable and prosperous for the province and for First Nations.”

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with 1.5 million valued customers, $36.7 billion in assets as at December 31, 2024, and annual revenues in 2024 of $8.5 billion.

Our team of 10,100 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2024, Hydro One invested $3.1 billion in its transmission and distribution networks, and supported the economy through buying $2.9 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.

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SOURCE Hydro One Limited

Forward-looking statements and information:

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